EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator

The Bon-Ton Stores, Inc. Retirement Contribution Plan:

We consent to the incorporation by reference in the registration statements (no. 33-43105, 333-36725, 333-65120, 333-169063 and 333-178338) on Form S-8 of The Bon-Ton Stores, Inc. of our report dated June 23, 2015 with respect to the statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2014 which report appears in the December 31, 2014 annual report on Form 11-K of The Bon-Ton Stores, Inc. Retirement Contribution Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 23, 2015